SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Internet Gold- Golden Lines Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M56595107

(CUSIP Number)

November 22, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M56595107	13G	Page 2 of 12 Pages

1.		NAMES OF REPORTING PERSONS Mutual Funds Models Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,578,567 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,578,567 (1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,567 (1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12.		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists of 1,578,567  ordinary shares of the issuer ("Ordinary Shares") held by mutual funds managed by Mutual Funds Models Ltd., a wholly-owned subsidiary of Capital Markets Models Ltd.
Economic Models Ltd. holds 44.97% of the outstanding shares of Capital Markets Models Ltd.
Dr. Yacov Sheinin holds (directly and indirectly) a 76.8% equity interest in Mutual Funds Models Ltd. and serves as CEO of Mutual Funds Models Ltd.

(2)	Based on 28,003,186 issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. M56595107	13G	Page 3 of 12 Pages

1.		NAMES OF REPORTING PERSONS Capital Markets Models Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,578,567 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,578,567 (1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,567 (1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12.		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists of 1,578,567  Ordinary Shares of the Issuer held by mutual funds managed by Mutual Funds Models Ltd., a wholly-owned subsidiary of Capital Markets Models Ltd.
Economic Models Ltd. holds 44.97% of the outstanding shares of Capital Markets Models Ltd.
Dr. Yacov Sheinin holds (directly and indirectly) a 76.8% equity interest in Mutual Funds Models Ltd. and serves as CEO of Mutual Funds Models Ltd.

(2)	Based on 28,003,186 issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. M56595107	13G	Page 4 of 12 Pages

1.		NAMES OF REPORTING PERSONS Economic Models Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,578,567 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,578,567 (1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,567 (1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12.		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Consists of 1,578,567  Ordinary Shares of the Issuer held by mutual funds managed by Mutual Funds Models Ltd., a wholly-owned subsidiary of Capital Markets Models Ltd.
Economic Models Ltd. holds 44.97% of the outstanding shares of Capital Markets Models Ltd.
Dr. Yacov Sheinin holds (directly and indirectly) a 76.8% equity interest in Mutual Funds Models Ltd. and serves as CEO of Mutual Funds Models Ltd.

(2)	Based on 28,003,186 issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. M56595107	13G	Page 5 of 12 Pages

1.		NAMES OF REPORTING PERSONS Dr. Yacov Sheinin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,578,567 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,578,567 (1)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,567 (1)
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.64% (2)
12.		TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 1,578,567  Ordinary Shares of the Issuer held by mutual funds managed by Mutual Funds Models Ltd., a wholly-owned subsidiary of Capital Markets Models Ltd.
Economic Models Ltd. holds 44.97% of the outstanding shares of Capital Markets Models Ltd.
Dr. Yacov Sheinin holds (directly and indirectly) a 76.8% equity interest in Mutual Funds Models Ltd. and serves as CEO of Mutual Funds Models Ltd.

(2)	Based on 28,003,186 issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. M56595107	13G	Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Internet Gold- Golden Lines Ltd. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

Item 2(a).	Name of Person Filing:

The following entities and individuals, listed in (i)-(v) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this "Statement"), are referred to herein collectively as the "Reporting Persons":

(i)	Mutual Funds Models Ltd. ("Mutual Funds")
(ii)	Capital Markets Models Ltd. ("Capital Markets Models")
(iii)	Economic Models Ltd. ("Economic Models")
(iv)	Dr. Yacov Sheinin

Mutual Funds Models is a wholly-owned subsidiary of Capital Markets Models. Capital Markets Models is 44.97% owned by  Economic Models, 28.82% owned by Dr. Yacov Sheinin, 8.52% owned by Mr. Yossi Nizani and 4.83% owned by  Business Models Ltd. ("Business Models"). Dr. Yacov Sheinin also holds
100% of the outstanding shares of Economic Models and 62.5% of the outstanding shares of Business
Models. Mr. Yossi Nizani holds the remaining 37.5% interest in Business Models. Ultimately, Dr. Yacov Sheinin holds (directly and indirectly) a 76.8% equity interest in Mutual Funds Models Ltd. This description excludes 9.92% of Capital Markets Models held as treasury stock.

Dr. Yacov Sheinin  serves as CEO of Mutual Funds Models and also as Chief Investment Manager, a member of the Board, and a member of its investment committee.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Mutual Funds Models — 7 Menachem Begin St. Street, Ramat Gan 5268102, Israel
(ii)	Capital Markets Models —7 Menachem Begin St. Street, Ramat Gan 5268102, Israel
(iii)	Economic Models —7 Menachem Begin St. Street, Ramat Gan 5268102, Israel
(iv)	Dr. Yacov Sheinin— 7 Menachem Begin St. Street, Ramat Gan 5268102, Israel

Item2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Mutual Funds Models —Israel
(ii)	Capital Markets Models —Israel
(iii)	Economic Models —Israel
(iv)	Dr. Yacov Sheinin—Israel

CUSIP No. M56595107	13G	Page 7 of 12 Pages

Item 2(d).	Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 per share ("Ordinary Shares"), of the Issuer.

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M56595107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M56595107	13G	Page 8 of 12 Pages

I.	Mutual Funds Models

(a)	Amount beneficially owned 1,578,567 Ordinary Shares (1)
(b)	Percent of class*: 5.64%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,578,567 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,578,567 (1)

II.	Capital Markets Models

(a)	Amount beneficially owned: 1,578,567 Ordinary Shares (1)
(b)	Percent of class*: 5.64%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,578,567 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,578,567 (1)

III.	Economic Models

(a)	Amount beneficially owned: 1,578,567 Ordinary Shares (1)
(b)	Percent of class*: 5.1%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,578,567 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,578,567 (1)

IV.	Dr. Yacov Sheinin

(a)	Amount beneficially owned: 1,578,567 Ordinary Shares (1)
(b)	Percent of class*: 5.64%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,578,567 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,578,567 (1)

* All percentage ownership reflected in this Statement is based on 28,003,186 issued and outstanding Ordinary Shares of the Issuer.

(1) Consists of 1,578,567 Ordinary Shares held by mutual funds managed by Mutual Funds Models Ltd.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

CUSIP No. M56595107	13G	Page 9 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Various investors have the right to receive dividends from and proceeds from the sale of the 1,578,567 Ordinary Shares held by mutual funds managed by Mutual Funds Models Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       Not applicable.

Item 8.	Identification and Classification of Members of the Group.

       Not applicable.

Item 9.	Notice of Dissolution of Group.

       Not applicable.

Item 10.	Certifications.

      Each of the Reporting Persons hereby certifies as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M56595107	13G	Page 10 of 12 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUTUAL FUNDS MODELS LTD.

By:	/s/ Yacov Sheinin
Name:	Dr. Yacov Sheinin
Title:	Chief Executive Officer

CAPITAL MARKETS MODELS LTD.

By:	/s/ Rachel Sheinin
Name:	Dr. Rachel Sheinin
Title:	Chief Executive Officer

ECONOMIC MODELS LTD.

By:	/s/ Yacov Sheinin
Name:	Dr. Yacov Sheinin
Title:	Chief Executive Officer

/s/ Yacov Sheinin
Dr. Yacov Sheinin

Dated: December 5, 2018

CUSIP No. M56595107	13G	Page 11 of 12 Pages

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned parties hereby agree that this Statement on Schedule 13G filed herewith, and any amendments thereto filed hereafter by any of the undersigned parties, relating to the ordinary shares, par value NIS 0.01 per share, of Internet Gold- Golden Lines Ltd., is being (and will be, in the case of amendments hereto) filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date: December 5, 2018

MUTUAL FUNDS MODELS LTD.

By:	/s/ Yacov Sheinin
Name:	Dr. Yacov Sheinin
Title:	Chief Executive Officer

CAPITAL MARKETS MODELS LTD.

By:	/s/ Rachel Sheinin
Name:	Dr. Rachel Sheinin
Title:	Chief Executive Officer

ECONOMIC MODELS LTD.

By:	/s/ Yacov Sheinin
Name:	Dr. Yacov Sheinin
Title:	Chief Executive Officer

/s/ Yacov Sheinin
Dr. Yacov Sheinin